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                           Trans Pacific Stores, Ltd.
                             555 Zang St., Suite 300
                            Lakewood, Colorado 80228

Jack Casey                                                         July 13, 1999
Meridian
10220 River Road, Suite 115
Potomac, MD  20854


Dear Jack,

    This letter sets forth the proposed terms of the extension of payment of that certain Promissory Note dated January 28, 1999 from you to Trans Pacific Stores, Ltd. in the original principal amount of $3,837,224 (the "Note"). Capital terms used in this letter have the meanings set forth in the Note.

    1. Maturity Date - The Maturity Date on the Note is extended from June 30, 1999 to June 30, 2000.

    2. Interest Payment Dates and Rate - From and after June 30, 1999 interest on the outstanding principal balance on the Note shall be payable quarterly in arrears at the rate of 25% per annum, compounded quarterly. You will have the right to prepay this Note at any time through the Maturity Date. If you pay the principal outstanding on this Note as provided above, the Noteholder shall have the right to require that in lieu of interest, the Noteholder shall receive the optional return provided for in Section 6 of the Note calculated as of the last day of the calendar quarter in which such payment of principal occurs.

         For example, if the Note is prepaid on September 30, 1999, the interest due will be the higher of (a) the accrued interest as calculated through June 30, 1999 plus the default interest from June 30, 1999 to September 30, 1999 or
(b) the optional return described in Section 6, using the Sept. 30, 1999 stock price (trailing 5 days) as the benchmark for calculation purposes. If the note has not been paid by September 30, 1999, December 31, 1999 would be the benchmark date for calculation purposes, and so on.

         If you are in agreement with this proposal, we will amend the agreement to reflect this understanding. Please advise.

                                                       Very truly yours,

Agreed & Accepted by:

/s/ John P. Casey                                      /s/ Donald V. Berlanti
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                                                       Donald V. Berlanti
                                                       Chairman